

January 25, 2012

Via E-Mail
Changkui Zhu
Chief Executive Officer
Target Acquisitions I, Inc.
Chunshugou Luanzhuang Village
Zhuolu County, Zhangjiakou
Hebei Province, China, 075600

> **Re:** **Target Acquisitions I, Inc.**
> **Form 8-K/A**
> **Filed January 6, 2012**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed May 10, 2011**
> **File No. 000-53328**

Dear Mr. Zhu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A Filed October 6, 2011

General

1. We note that you disclose your tons of concentrate produced and your tons of concentrate sold. In an appropriate location of your filing please disclose the tons of iron ore processed to produce your concentrate, your plant recovery rate, and your plant utilization pursuant to the Instructions to Item 102 of Regulation S-K.

Description of Business, page 2

Business Overview, page 2

2. We reissue comment two in our letter dated November 2, 2011. We continue to note the disclosure on page three that the VIE structure was chosen to "avoid any question" as to whether China Jinxin would be subject to the M&A Rules. However, the disclosure immediately before this statement is that the application of these rules remains unclear with no consensus as to the scope and applicability to various transactions, including VIE agreements. In addition, we note the first risk factor on page 38. Please reconcile the disclosure or explain how the VIE structure allows you to avoid any question as to whether China Jinxin is subject to these rules.

3. We partially reissue comment seven in our letter dated November 2, 2011. Please revise to provide a more detailed description of all of the material terms of these VIE agreements.

4. We note that the shareholders of China Jinxin entered into the VIE Agreements, whereby these shareholders gave up their control of China Jinxin to China Tongda. Please clearly disclose any consideration, direct or indirect received by these shareholders for giving up control of China Jinxin. This would also cover those sales after the VIE agreements from shareholders of China Jinxin to shareholders of Target Acquisitions I. Also, clarify whether Ms. Liu also sold shares in Target Acquisition when she sold the shares in China Jinxin.

Our Industry, page 6

Introduction to iron ore, page 6

5. We note your response to comment 10 in our letter dated November 2, 2011 and we reissue the comment in part. Please clearly disclose the source(s) of information throughout the Form 8-K, including any graphs or charts. In addition, please disclose website addresses or citations to the publications for all third-party information. Please provide us supplementally with copies of the source materials. Please clarify the source of the report attached as an exhibit to your letter.

Risk Factors, page 26

6. We reissue comment 29 in our letter dated November 2, 2011. Please clarify the reference to your steel production business. We continue to note the reference on page 38.

7. We also note the disclosure on page 15 that the ore from the Zhuolu Mine you are currently mining and processing exceeds what you are permitted to mine and that you

have not been granted mining rights. Please add a separate risk factor. Also, in the business section discuss how you are able to mine and process this ore without the mining rights. Clearly disclose when you exceeded those rights and discuss in greater detail the "various potential liabilities" that may result. Also discuss the steps the company is taking to obtain the proper permits and rights.

8. Based on your responses to comments 21-26 in our letter dated November 2, 2011 regarding the preparation of your financial statements and management's assessment of your internal control over financial reporting, please revise your risk factors that describe those factors that impact your ability to prepare financial statements and maintain your books and records in U.S. GAAP. These factors would include the fact that your books and records are maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP do not have knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. In addition, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K, as applicable.

MD&A, page 42

9. We reissue comment 30 in our letter dated November 2, 2011. The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. Therefore, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

10. Please reconcile the disclosure on page 43 that "to date, pursuant to temporary licenses granted by the agencies of the local government we have been able to obtain sufficient quantities of ore to operate our facility at full capacity" with the disclosure on page 15 that "the ore from the Zhuolu Mine we are currently mining and processing exceeds what we were permitted to mine and we have not been granted mining rights."

Results of Operations, page 43

Sales, page 43

11. We note your response to comment 32 in our letter dated November 2, 2011. Please consider disclosing your response.

Liquidity and Capital Resources, page 45

12. We note your additional disclosure in response to our comment 35 in our letter dated November 2, 2011. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise your disclosure to discuss the capital resources needed to execute your business plan, fund planned capital expenditures and satisfy your obligations over the next year. In addition, ensure you explicitly clarify the ramifications on your operations if such plans are not realized.

13. We note your response to comment 36 in our letter dated November 2, 2011. However, we do not see the credit agreements filed as exhibits. Please file the agreements or advise.

Certain Relationships and Related Transactions, and Director Independence, page 53

14. We note your response to comment 43 in our letter dated November 2, 2011. Please disclose the information contained in your response. In addition, provide clear disclosure of their specific interests in these transactions, such as the shares received, salaries earned, etc.

Recent Sales of Unregistered Securities, page 59

15. We note your response to comment 48 in our letter dated November 2, 2011 and we reissue it in part. Please identify the former shareholders of China Real Fortune Mining Limited.

Financial Statements as of and for the Years Ended December 31, 2010 and 2009

Note 9 – Asset Retirement Cost and Obligation

16. We reviewed your response to comment 50 in our letter dated November 2, 2011. Your response based your position on "substance over form" and did not provide an analysis of the applicable authoritative literature. As such, the comment will be partially reissued.
   - Considering you do not have a right to mine the Zhuolu Mine and have not capitalized a mining right asset related to such right, please provide us with your basis

under FASB ASC 410-20-25-5 for capitalizing asset retirement costs for which there is no related asset.

- Please tell us the nature of the related obligations (e.g. mine closure/reclamation, slurry pond remediation, processing facility deconstruction, environmental monitoring, etc…).

Note 12 – Income Taxes

17. We note from your response to comment 51 in our letter dated November 2, 2011 that your sole deferred tax position relates to the amortization of your asset retirement cost. Please confirm to us that the PRC income tax basis and the U.S. GAAP reporting basis have substantially the same recognition and measurement criteria for all of your other profits, losses, assets and liabilities, including intangible assets, property and equipment.

Note 15 – Commitment and Contingencies

18. We note your disclosure on page 43 that you have extracted ore from the Zhuolu Mine, but do not have the right to do so. You also state that you can be subjected to various fines and penalties for your actions. Please revise to provide disclosure pursuant to FASB ASC 450 or tell us why such disclosure is not required.

Interim Financial Statements for Fiscal Quarter Ended September 30, 2011

Consolidated Statement of Cash Flows

19. We note from your response to comment 55 in our letter dated November 2, 2011 that advances from related parties were repaid from the proceeds of shareholders' additional capital contribution made in 2011. Please tell us how the repayment of the advances was reflected in your statement of cash flows for the nine months ended September 30, 2011.

Notes to Financial Statements

Note 1 – Organization and Description of Business

20. We note China Tongda, an indirect wholly-owned subsidiary of Real Fortune BVI, entered into contractual arrangements to control China Jinxin in May 2011. Please provide us with the ownership of both China Tongda and Real Fortune BVI immediately prior to the execution of such agreements.

21. Please expand your discussion here to clarify how your current corporate structure came to existence. Please ensure your disclosure clarifies the timing and nature of each transaction, the consideration exchanged how you accounted for each transaction, as well as any common ownership between the legal acquirer and acquire.

Exhibits

22. We partially reissue comment 56 in our letter dated November 2, 2011. We note that you did not re-file the share exchange agreement. Please file the actual executed agreement.

23. We note your response to comment 57 in our letter dated November 2, 2011 and we reissue it. Please file all material exhibits, schedules and/or attachments to the share exchange agreement. This would appear to include Table 1, the Company Schedule of material contracts, and Schedule 8.01.

24. We reissue comment 58 in our letter dated November 2, 2011. Please file exhibit 10.3 in its entirety. We note it is missing exhibits, schedules and/or attachments.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Item 5 – Other Information

China Real Fortune Mining Limited Financial Statements

25. We note you included pre-acquisition financial statements of China Real Fortune Mining Limited. Please note that these financial statements and related discussion are not required to be provided in this Form 10-Q, as the transaction occurred subsequent to period end. As such, please revise to remove such financial statements and related discussion or revise such financial statements to conform to applicable changes made as a result of our comments above.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319, or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pamela Howell, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Vincent McGill, Esq.